EXHIBIT 99.2

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                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



All relevant boxes should be completed in block capital letters.

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
1. Name of company                                                  2. Name of shareholder having a major interest

   BRIGHT STATION PLC                                                  PRUDENTIAL PLC
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3. Please state whether notification indicates that it is           4. Name of the registered holder(s) and, if more than one
   in respect of holding of the shareholder named in 2                 holder, the number of shares held by each of them
   above or in respect of a non-beneficial interest or in
   the case of an individual holder if it is a holding of
   that person's spouse or children under the age of 18

   AS IN 2                                                             PRUDENTIAL CLIENT HSBC GIS NOMINEES (UK) PAC ACCOUNT
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5. Number of              6. Percentage of issued                   7. Number of                     8. Percentage of issued class
   shares/amount of          class                                     shares/amount of stock
   stock acquired                                                      disposed

   8,466,050                 4.9%                                      8,466,050                        4.9%
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9. Class of security                                               10. Date of transaction          11. Date company informed

                                                                       SALE ON 24 OCTOBER 2000
   ORDINARY SHARES OF ONE PENCE                                        PURCHASE ON 25 OCTOBER 2000      26 OCTOBER 2000
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12. Total holding following this notification                      13. Total percentage holding of issued class following this notification

    10,194,900                                                         5.91%
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14. Any additional information                                     15. Name of contact and telephone number for queries

    THIS NOTIFICATION SHOULD BE READ IN CONJUNCTION WITH THE           JONATHAN BALL
    OTHER SCHEDULE 10 RELEASED TODAY
                                                                       020 7925 7698
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16. Name and signature of authorised company official
    responsible for making this notification

    JONATHAN BALL
                                                                       /s/ JONATHAN BALL
Date of notification 27 OCTOBER 2000
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